

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mark Cola
President
Framewaves, Inc.
41B Bisbee Court, Unit B4
Santa Fe, New Mexico 87508

> **Re:** **Framewaves, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed November 12, 2010**
> **File No. 033-02783-S**

Dear Mr. Cola:

We have reviewed your amendment and comment response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition of Assets, page 3
Business, page 4

1. We note your response to comment five of our letter dated October 14, 2010. However, your revised disclosure does not appear to address the potential affect of governmental regulations on your operations. In light of your current contracts with US Air Force Material Research Laboratory and your assertion that ARMS™ technology is designed for weapon's application, we believe that a discussion of the application of government regulations, particularly government contracting requirements, is appropriate. If you do not believe that government regulations are material to your operations, please tell us why in your response.

Intellectual Property, page 8

2. We note that your utility application 00139-50022, filed May 14, 2010, entitled, "Controlled Weld Pool Volume Control of Welding Processes", appears to cover both your IPAQ technology and your Electronic Beam Direct Manufacturing control system. Please provide additional disclosure explaining the differences between these technologies. This disclosure should also explain how this single patent covers both types of technology. To the extent one technology is an additional application of the other, please clarify your disclosure.

3. We note your response to comment ten in our letter dated October 14, 2010. However, we cannot locate where you have disclosed the term of your current patents. Please direct us to this disclosure or provide it in your amended Current Report on Form 8-K.

Management's Discussion and Analysis or Plan of Operations, page 22
Results of Operations, page 24

4. Please further revise your Results of Operations disclosure to clearly distinguish between revenues recognized in the period presented, revenues recognized after June 30, 2010, and revenues you hope to generate in the future based on existing contracts. With respect to future revenues based on existing contracts, provide information about the expected timing of such revenues and any uncertainties surrounding your ability to generate these revenues. Disclose whether you will need to raise additional funds to finance the cost of performing existing contracts.

5. Please clarify, if true, that you will not receive any additional revenues from the closed $749,728 US Air Force contract other than the $18,414 already received and disclosed.

6. We note your response to comment 19 of our letter dated October 14, 2010. Please revise to quantify the amount spent on each material item included in your general and administrative expenses for the period ended June 30, 2010.

Certain Relationships and Related Transactions, page 34

7. We note your responses to comment 25 of our letter dated October 14, 2010. Pursuant to Item 404, with respect to each related party transaction, you are required to disclose "the basis on which the person is a related party." Please revise your disclosure to clarify, with respect to the transactions on February 11, 2010 and February 23, 2010, the name of the related person and the basis on which the person is a related party. Please see Instruction 1 to Item 404(a) for a definition of "related person."

Recent Sales of Unregistered Securities, page 37

8. We note your response to comment 26 of our letter dated October 14, 2010. Pursuant to Item 701(b), please provide names the persons or class of persons to whom the securities were sold.

Exhibit 99.1
Audited Financial Statements for February 28, 2010
6. Subsequent Events
Asset Purchase Agreement, page 9

9. It is unclear to us how the text on pages 8 and 9 of Exhibit 99.1 addresses our concerns communicated in comment 28 of our letter dated October 14, 2010. Please disclose and explain to us how you accounted for the purchase agreement with TMC for certain assets of Beyond 6 Sigma, a division of TMC Corporation ("TMC").   Describe the assets and operations of Beyond 6 Sigma prior to the acquisition. Describe which portions of Beyond 6 Sigma you acquired and what was retained by TMC. Describe for us your consideration of whether the operations of Beyond 6 Sigma constituted a business; and whether historical and pro forma financial statements for Beyond 6 Sigma are required pursuant to Rules 8.04 and 8.05 of Regulation S-X.

10. We reiterate comment 29. Tell us if you consider Beyond 6 Sigma to be the predecessor company of B6 Sigma, Inc. If not, please explain why and identify and quantify the assets and operations of the Beyond 6 Sigma division that were not acquired.

11. Similarly we reiterate comment 30. We note you disclose that Beyond 6 Sigma was formerly a division of TMC. Explain to us, in quantified detail, the nature and extent of TMC's operations, assets and liabilities that were not acquired as part of the purchase of Beyond 6 Sigma.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mark Cola
Framewaves, Inc.
November 22, 2010
Page 4

       You may contact Joseph Kempf, accountant, at (202) 551-3352 or Robert Littlepage, accountant branch chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268, John Harrington, attorney-advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

          Sincerely,

          /s/ Larry Spirgel
          Larry Spirgel
          Assistant Director